

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Marc Urbach
President and Chief Financial Officer
YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York 10003

> **Re:** **You On Demand Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Response dated March 14, 2014**
> **File No. 333-193786**

Dear Mr. Urbach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have considered your response to comment 1 from our prior letter, and we are unable to agree. We note that the shares being registered in the offering represent a significant amount of the company's outstanding shares held by non-affiliates. We also note the participation of the Chairman and an affiliate of your Executive Chairman in the offering. As a result, we believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders. Therefore, please identify the selling stockholders as underwriters in your registration statement and fix the offering price of the shares being sold for the duration of the offering.

Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director